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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 14D-9/A
                               (Amendment No. 2)

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                               CIRCON CORPORATION
                           (Name of Subject Company)

                               CIRCON CORPORATION
                      (Name of Person(s) Filing Statement)

                          Common Stock, $.01 par value

                         (Title of Class of Securities)

                                  172736 10 0
                     (CUSIP Number of Class of Securities)

                                RICHARD A. AUHLL
                     President and Chief Executive Officer
                               Circon Corporation
                             6500 Hollister Avenue
                        Santa Barbara, California 93117
                                 (805) 685-5100

      (Name, address and telephone number of person authorized to receive notice and communications on behalf of person(s) filing statement)

                                    Copy to:

                             LARRY W. SONSINI, ESQ.
                       Wilson, Sonsini, Goodrich & Rosati
                               650 Page Mill Road
                        Palo Alto, California 94304-1050
                                 (415) 493-9300

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    This Amendment No. 2 supplements the Schedule 14D-9 of Circon Corporation, a
Delaware corporation (the "Company"), filed with the Securities and Exchange Commission ("SEC") on August 15, 1996, and as subsequently amended, relating to a Tender Offer Statement on Schedule 14D-1, dated August 2, 1996 (the "Schedule 14D-1"), filed with the SEC by USS Acquisition Corp. (the "Purchaser"), a Delaware corporation and wholly-owned subsidiary of United States Surgical Corporation, a Delaware corporation ("USS"), relating to an offer the ("Offer") by Purchaser to purchase all outstanding Shares at a price of $18.00 per Share, net to the seller in cash, without interest thereon.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED
    On August 16, 1996 the Company mailed a letter to its employees regarding the Offer. A copy of the letter is filed as Exhibit 10 to this statement.

    On or about August 15, 1996, the Company, certain of the Company's officers and the individuals who serve on its Board of Directors were named as defendants in three lawsuits filed in Delaware Chancery Court. The three suits were brought by individuals who claim to be stockholders of the Company. Each suit seeks to be certified as a class action on behalf of all of the Company's stockholders. The suits, which are similar in substance, allege that the Company and the named individuals violated certain fiduciary duties to the Company's stockholders in connection with the Company's response to the Offer. The complaints seek various forms of relief, including injunctive relief and unspecified monetary damages. The Company has reviewed the allegations and claims contained in the plaintiffs' complaints, and believes that they are without merit. The Company and the named individuals intend to vigorously defend against these claims. Copies of the three complaints relating to the three lawsuits are filed as Exhibit 11, Exhibit 12 and Exhibit 13, respectively, to this statement.

    On August 19, 1996, the Company issued a press release in connection with the aforementioned three complaints. A copy of the press release is filed as
Exhibit 14 to this statement.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

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Exhibit 1(F)    The "Board Compensation," "Remuneration of Officers," "Report of the
                 Compensation Committee" and "Compensation Committee Interlocks and
                 Insider Participation" sections of the Proxy
Exhibit 2(F)    Article Ninth of Certificate of Incorporation, as amended
Exhibit 3(F)    Article V of the Bylaws
Exhibit 4(F)    Form of Indemnification Agreement
Exhibit 5*(F)   Letter to Stockholders regarding Board's Recommendation
Exhibit 6(F)    Press Release Announcing Board's Recommendation
Exhibit 7(F)    Opinion of Bear, Stearns & Co. Inc.
Exhibit 8*(F)   Summary of Stockholders Rights Plan
Exhibit 9(F)    Press Release of the Company dated August 5, 1996
Exhibit 10(F)   Letter to Employees Regarding the Offer
Exhibit 11      Complaint of William Steiner against the Company, its Directors and certain of its officers, filed on or about August 15, 1996
Exhibit 12      Complaint of Charles Miller against the Company, its Directors and certain of its officers, filed on or about August 15, 1996
Exhibit 13      Complaint of F. Richard Manson against the Company, its Directors and certain of its officers, filed on or about August 15, 1996
Exhibit 14      Press Release of the Company dated August 19, 1996
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    *   Included in copy mailed to stockholders

    (F) Previously filed
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                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

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Dated: August 19, 1996                         CIRCON CORPORATION

                                               By: /s/ Richard A. Auhll
                                                   Richard A. Auhll
                                                   PRESIDENT AND CHIEF EXECUTIVE OFFICER
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